FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS
Item

1.	Press Release entitled “Companhia de Bebidas Das Américas (AMBEV) and Quilmes Industrial (Quinsa) Announce the Completion of Their Strategic Alliance” dated January 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: February 5, 2003	By:	/s/ Carlos Olivieri

Name: Carlos Olivieri
Title: Chief Financial Officer

CONTACT:
Francis Cressall Quilmes Industrial (Quinsa) S.A. +5411-4321-2744	Van Negris / Lexi Terrero Van Negris & Company, Inc. 212-396-0606

FOR IMMEDIATE RELEASE

COMPANHIA DE BEBIDAS DAS AMÉRICAS (AMBEV)
AND QUILMES INDUSTRIAL (QUINSA)
ANNOUNCE THE COMPLETION OF THEIR STRATEGIC ALLIANCE

Luxembourg, January 31, 2003 - Companhia de Bebidas das Américas - AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fifth largest brewer and Brazil's leading beverage company, and Quilmes Industrial (Quinsa) S.A. [NYSE: LQU], the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, announced today the successful closing and completion of their strategic alliance.

As a result of this transaction, AmBev will hold 36.1% of the voting rights and a 37.5% economic interest in Quinsa, and will proportionally consolidate its stake. The transaction consisted of several steps:

1.	AmBev contributed its assets in Argentina, Bolivia, Paraguay and Uruguay to Quinsa in exchange for 26.4 million new class B shares of Quinsa.

2.	AmBev purchased 230.9 million class A shares of Quinsa for US$ 346.4 million from its controlling shareholders.

3.	AmBev and Quinsa entered into license and distribution agreements pursuant to which Quinsa will produce and sell in Argentina, Bolivia, Paraguay, and Uruguay the AmBev beer brands and AmBev will import, produce and sell in Brazil, the Quinsa beer brands.

Quinsa's controlling shareholders have the right to exchange their 373.5 million additional Quinsa Class A shares for AmBev shares at specified times each year beginning in April 2003. AmBev also has the right to elect the exchange of these shares for AmBev shares starting at the end of the 7th year (beginning in April 2003). In both cases, the number of AmBev shares to be issued to BAC will be determined based on the future EBITDA of both companies.

The combination of assets in Argentina, Bolivia, Paraguay and Uruguay will allow for the optimization of operating processes, a stronger financial position for both companies and enhanced competitive position against other international competitors in the region. AmBev and Quinsa believe that the transaction will permit them to develop one of the most efficient companies in the region and deliver high quality products to their customers.

The completion of the deal follows the approval by Argentine regulators, subject to certain conditions (please refer to our release dated 1/14/2003 for details), and the purchase by Beverage Associates Corp. ("BAC") and AmBev of all the shares of Quilmes International (Bermuda) Ltd ("QIB") previously held by Heineken for an aggregate price of US$ 102.7 million. As a result of this purchase, AmBev will own 8.6% of the QIB shares and BAC will own 6.4% of the QIB shares.

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